SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	June 20, 2006 at 6.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso increases loan facility for its operations in China

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that in line with its new growth markets strategy, Stora Enso is focusing on profitable expansion in China by prioritising local sustainable fibre supply and by targeting investments in the growing markets and product segments.

Stora Enso has today signed a new loan agreement with International Finance Corporation (IFC) increasing its loan facility to USD 300 million. The loan will be used to finance Stora Enso’s current operations and future investments in China. The increased facility includes a USD 100 million IFC loan and a USD 200 million B loan syndicated to BNP Paribas, Calyon, Citigroup, The Bank of Tokyo-Mitsubishi UFJ, ING Bank, Nordea and Skandinaviska Enskilda Banken. The Company’s first agreement with IFC for a USD 75 million loan was signed in June 2005.

In April 2006 Stora Enso formed a publication paper joint venture with Shandong Huatai Paper. The joint venture’s paper machine is planned to have an annual production capacity of up to 200 000 tonnes of super-calendered magazine paper and other publication paper grades based on recovered fibre.

Since 1998 Stora Enso has had a paper mill at Suzhou that currently produces annually 240 000 tonnes of coated fine paper to the Chinese market.

In 2005 Stora Enso increased its plantations in the Guangxi province in southern China to approximately 60 000 hectares through land concession rights and wholly owned plantations.

In March 2006 Stora Enso and United Nations Development Programme (UNDP) China signed on agreement for co-operation to conserve biodiversity in Guangxi and to improve community well-being.

UNDP carried out an Environmental and Social Impact Assessment (ESIA) of the Guangxi plantations during last year. According to the results of the study, which included scenarios of up to 120 000 ha of plantations, there are no major environmental or social issues that could jeopardise Stora Enso’s plantation project. Environmental impacts identified in the study will be managed with Stora Enso’s good plantation management practices. In the social dimension, Stora Enso aims to continue and strengthen the engagement with local landholders and communities.

Stora Enso is an integrated paper, packaging and forest products company, producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

2(2)

Stora Enso has gained solid experience of implementing environmental and social responsibility during its presence in China. “We aim to maintain good relationships with our stakeholders and to be seen as a first-rate example of how sustainability can be achieved in plantation and mill operations in China,” says Markku Pentikäinen, Executive Vice President, Corporate Technology and Asia Pacific.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Previous press releases concerning Stora Enso’s activities in China available at www.storaenso.com/press:

-	25 April 2006: Stora Enso has signed a joint-venture agreement with Shandong Huatai Paper

-	3 April 2006: Corenso expands in China

-	29 March 2006: Stora Enso to sign an agreement for co-operation with UNDP China

-	10 November 2005: Stora Enso strengthens its presence in Guangxi

-	10 June 2005: Stora Enso signs loan agreement with International Financing Corporation

-	31 March 2005: UNDP to Assess Environment and Social Impact of a Forestry Investment Project in Guangxi, China

-	28 October 2004: Stora Enso joint venture in China

-	4 February 2004: Stora Enso to modernise its fine paper machine at Suzhou, China

www.storaenso.com

www.storaenso.com/investors

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel